

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant To Section 13 OR 15(d) Of The Securities Exchange Act Of 1934

Date of Report (Date of earliest event reported): July 16, 2007

THE DIXIE GROUP

THE DIXIE GROUP, INC.
(Exact name of Registrant as specified in its charter)

Tennessee	0-2585	62-0183370
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

104 Nowlin Lane, Suite 101, Chattanooga, Tennessee	37421
(Address of principal executive offices)	(zip code)

(423) 510-7000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

On July 16, 2007, The Dixie Group, Inc., each of its subsidiaries as guarantors, Bank of America, N.A., in its capacity as collateral and administrative agent for the Lenders, and the Lenders entered into that certain Letter Agreement amending the Amended the Restated Loan and Security Agreement dated April 14, 2004, as amended, (the "Loan Agreement") by increasing the level of "permitted purchase money debt" as defined in the Loan Agreement from $10.0 million to $20.0 million.

Except as specifically set forth in the Letter Agreement, the other provisions in the Loan Agreement remain unchanged and the Loan Agreement remains in full force and effect.

The foregoing description of the Letter Agreement is a general description only and is qualified in its entirety by reference to the Letter Agreement, a copy of which is attached hereto as Exhibit 10.1

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits
10.1 Letter Agreement dated July 16, 2007, to the Amended and Restated Loan and Security Agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 16, 2007   **THE DIXIE GROUP, INC.**

                                                           By: /s/ Gary A. Harmon
                                                           Gary A. Harmon
                                                           Chief Financial Officer